Exhibit 99.1

(an exploration stage enterprise)

Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Skeena Resources Limited are the responsibility of the Company’s management and are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee, which is comprised primarily of non-management directors. The Audit Committee reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

“Walter Coles, Jr.”	“Andrew MacRitchie”

Walter Coles, Jr.	Andrew MacRitchie
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
April 24, 2020

Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4
Independent Auditor’s Report	T +1 607 687 2711
F +1 604 685 6569

To the Shareholders of Skeena Resources Limited

Opinion

We have audited the consolidated financial statements of Skeena Resources Limited (the “Company”) as at December 31, 2019, which comprise the consolidated statement of financial position as at December 31, 2019, and the consolidated statements of loss and comprehensive loss, consolidated statement of changes in shareholder’s equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Skeena Resources Limited as at December 31, 2019, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The consolidated financial statements of Skeena Resources Limited for the year ended December 31, 2018 were audited by another auditor, who expressed an unmodified opinion on those consolidated financial statements on April 30, 2019.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has incurred a loss of $27,082,863, with net cash used in operations of $10,469,211 for the year ended December 31, 2019. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

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Other Information

Management is responsible for the other information. The other information comprises the information, other than the consolidated financial statements and our auditor’s report thereon, in Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion & Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

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•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Robert J. Riecken.

Vancouver, Canada
April 24, 2020	Chartered Professional Accountants

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SKEENA RESOURCES LIMITED
(an exploration stage enterprise)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in Canadian dollars)

		December 31,	December 31,
	Note	2019	2018
ASSETS
Current
Cash and cash equivalents		$13,119,477	$1,092,291
Receivables	5	2,229,414	3,503,595
Prepaid expenses		567,755	223,748
GJ mineral property	6,7,8	3,083,035	-

Current assets		18,999,681	4,819,634
Deposits	7	1,413,500	1,366,041
Exploration and evaluation interests	8	1,836,759	16,309,685
Marketable securities	9	246,285	1,425,000
Capital assets	10	1,932,101	634,026

Total assets		$24,428,326	$24,554,386

LIABILITIES
Current
Accounts payable and accrued liabilities	11	$4,083,095	$1,373,503
Current portion of lease liability	13	307,500	-
Flow-through share premium liability	12	3,991,264	1,363,495

Current liabilities		8,381,859	2,736,998
Long-term lease	13	1,158,546	-
Provision for closure and reclamation	14	3,280,955	3,251,021

Total liabilities		12,821,360	5,988,019
SHAREHOLDERS’ EQUITY
Capital stock	15	99,185,162	81,566,790
Reserves	15	13,585,108	11,080,018
Deficit		(101,163,304)	(74,080,441)

Total shareholders’ equity		11,606,966	18,566,367

Total liabilities and shareholders’ equity		$24,428,326	$24,554,386

GOING CONCERN (NOTE 1)

CONTINGENCY (NOTE 19)

COMMITMENTS (NOTE 12 AND 20)

SUBSEQUENT EVENTS (NOTES 6 and 21)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED
(an exploration stage enterprise)
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(expressed in Canadian dollars)

		For the years ended
		December 31
	Note	2019	2018
ADMINISTRATIVE EXPENSES
Exploration and evaluation	8,11	$12,758,069	$11,488,196
Share-based payments	11, 15	1,768,026	1,166,000
Wages		1,076,010	1,018,859
Communication		712,397	747,798
Professional fees		247,832	264,042
Office and administration		83,571	246,882
Finance costs		134,693	2,882
Consulting	11	174,338	113,275
Travel		90,191	74,923
Transfer agent and listing fees		30,736	30,945
Property research		27,682	62,904
Foreign exchange (gain) loss		23,137	(960)
Interest income		(70,223)	(21,158)
Accretion	8,13,14	141,138	24,812
Rent and other		-	194,978
Amortization	10	376,525	176,103
Loss on marketable securities	9	725,315	47,500
Impairment of mineral property interests	8	10,645,319	1,325,759
Flow-through share premium recovery	12	(1,861,893)	(1,052,467)
Gain on option of mineral property	8	-	(391,251)

Net loss and comprehensive loss for the year		$(27,082,863)	$(15,520,022)

Loss per share – basic and diluted		$(0.25)	$(0.18)

Weighted average number of common shares outstanding – basic and diluted	15	107,927,388	88,663,409

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED
(an exploration stage enterprise)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in Canadian dollars)

	Capital Stock		Reserves			Total
	(Note 15)		(Note 15)			Shareholders’
	Shares	Amount	Options	Warrants	Deficit	Equity
Balance at December 31, 2017	76,928,037	$71,362,300	$6,564,228	$2,735,214	$(58,560,419)	$22,101,323
Private placements	20,919,842	12,884,030	-	-	-	12,884,030
Share issue costs	-	(1,069,129)	-	138,576	-	(930,553)
Flow-through share premium	-	(1,610,411)	-	-	-	(1,610,411)
Share-based payments	-	-	1,642,000	-	-	1,642,000
Loss for the year	-	-	-	-	(15,520,022)	(15,520,022)
Balance at December 31, 2018	97,847,879	81,566,790	8,206,228	2,873,790	(74,080,441)	18,566,367
Private placements	36,953,993	23,032,071	-	-	-	23,032,071
Share issue costs	-	(924,037)	-	-	-	(924,037)
Flow-through share premium	-	(4,489,662)	-	-	-	(4,489,662)
Share-based payments	-	-	2,505,090	-	-	2,505,090
Loss for the year	-	-	-	-	(27,082,863)	(27,082,863)
Balance at December 31, 2019	134,801,872	$99,185,162	$10,711,318	$2,873,790	$(101,163,304)	$11,606,966

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED
(an exploration stage enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars)

	For the years ended
	December 31
	2019	2018
OPERATING ACTIVITIES
Loss for the year	$(27,082,863)	$(15,520,022)
Items not affecting cash
Amortization	376,525	176,103
Share-based payments	2,505,090	1,642,000
Flow-through share premium recovery	(1,861,893)	(1,052,467)
Accretion	141,138	24,812
Impairment of mineral property	10,645,319	1,325,759
Gain on option of mineral property	-	(391,251)
Realized loss on sale of marketable securities	170,785	-
Unrealized loss on marketable securities	554,530	47,500
Recovery of accounts receivable	(115,990)	-
Changes in non-cash operating working capital
Receivables	1,397,219	(936,694)
Prepaid expenses	(357,601)	(8,500)
Accounts payable and accrued liabilities	3,158,530	(421,255)
Net cash used in operating activities	(10,469,211)	(15,114,015)

INVESTING ACTIVITIES
Deposits and land costs	(240,455)	776,459
Purchase of equipment	(17,082)	(137,323)
Proceeds from sale of marketable securities	453,400	-
Lease payments	(307,500)	-
Mineral property sale	500,000	2,596,302
Net cash provided by investing activities	388,363	3,235,438

FINANCING ACTIVITIES
Net proceeds from share issuance	22,108,034	11,953,477
Net cash provided by financing activities	22,108,034	11,953,477

Change in cash and cash equivalents during the year	12,027,186	74,900
Cash and cash equivalents, beginning of the year	1,092,291	1,017,391

Cash and cash equivalents, end of the year	$13,119,477	$1,092,291

Supplemental Disclosure with Respect to Cash Flows (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

1.            NATURE OF OPERATIONS AND GOING CONCERN

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company is in the exploration stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

The consolidated financial statements were prepared on a going concern basis with the assumption that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred a current-year comprehensive loss of $27,082,863 (2018 - $15,520,022), with net cash used in operations of $10,469,211 (2018 - $15,114,015) for the year ended December 31, 2019, and has working capital of $10,617,822 (2018 - $2,082,636) at December 31, 2019. The Company has limited cash resources, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. While the Company has been successful in obtaining funding in the past, through the sale of assets and the issuance of additional equity, there is no assurance that funding will be available in the future. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company is dependent upon its ability to finance its operations and exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects and, ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, the ability to raise financing to complete the exploration and development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its mineral property interests on an advantageous basis, all of which are uncertain. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

2.            BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and they are consistent with interpretations by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies adopted in these financial statements are based on IFRS’s in effect as at December 31, 2019.

The consolidated financial statements of Skeena for the year ended December 31, 2019 were reviewed by the Audit Committee and were approved and authorized for issuance by the Board of Directors on April 24, 2020.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

2.            BASIS OF PRESENTATION (continued)

Basis of measurement

These consolidated financial statements have been prepared on an historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, listed below.

Subsidiaries are those entities which the Company controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.

Subsidiary	Location
Sona Resources Corp. until sold on November 15, 2019 (Note 8)	Canada
No. 75 Corporate Ventures Ltd. until sold on November 15, 2019 (Note 8)	Canada
Mount Rainey Silver Inc. until sold on August 15, 2018 (Note 8 and 9)	Canada

Each of the above companies was 100% owned by the Company and fully consolidated.

Significant accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates and judgments are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates, or changes to judgments, are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions that management has made about current unknowns, the future, and other sources of estimated uncertainty, could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made. Such significant assumptions include, but are not limited to, the following areas:

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

2.            BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year and include, but are not limited to, the following:

•	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions, particularly when sufficient information required for a more precise estimate is still being gathered. Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used. The size of the provision for closure and reclamation reflects management’s best estimate using information available on the date of approval of these consolidated financial statements.

•	Leases

Management uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency and geographic location.

•	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

•	Recovery of receivables

The Company estimates the collectability and timing of collection of its receivables, classifying them as current assets or long-term assets, and applies provisions for collectability when necessary.

•	Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

2.            BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

•	Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuing year, and to fund planned and contractual exploration programs, involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

•	Contingent liabilities

In certain instances, management has assessed a low likelihood of settling certain amounts through a future outflow of resources. As a result, these amounts have been treated as contingencies rather than liabilities.

•	Recoverability of mineral property interests

Assets or cash-generating units (“CGUs”) are separately evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral property interests.

In respect of costs incurred for its mineral property interests, management has determined that acquisition costs that have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, economic assessments or studies, whether facilities are still accessible, whether permits are still existing and valid, and the Company’s ability to continue exploration and development.

•	Refundable tax credits and flow-through expenditures

The Company is entitled to refundable tax credits and tax credits on qualified resource expenditures incurred in Canada. Management’s judgment is applied in determining whether expenditures are eligible for claiming such credits.

The Company is also required to spend proceeds received from the issuance of flow-through shares on qualifying resource expenditures. Management’s judgment is applied in determining whether qualified expenditures have been incurred. Differences in judgment between management and regulatory authorities could materially decrease refundable tax credits, increase the flow-through premium liability and flow-through expenditure commitment.

•	Leases

Management applies judgement in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less or are fully redeemable without penalty when acquired.

Mineral property interests

The acquisition costs of mineral properties are capitalized as exploration and evaluation interests on a project-by- project basis, pending determination of the technical feasibility and the commercial viability of the project. Acquisition costs include cash or shares paid, liabilities assumed, and associated legal costs paid to acquire the interest, whether by option, purchase, staking, or otherwise. Costs of investigation incurred before the Company has obtained the legal right to explore an area are recognized in the statement of loss.

Exploration and evaluation expenditures are comprised of costs that are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods; and
•	evaluating the technical feasibility and commercial viability of extracting a mineral resource.

All exploration and evaluation expenditures are expensed until properties are determined to contain economically viable reserves. When economically viable reserves have been determined, technical feasibility has been determined and the decision to proceed with development has been approved, the capitalized mineral property interest for that project, and subsequent costs incurred for the development of that project, are capitalized as mining properties, a component of property, plant and equipment.

Option-out agreements, where the Company is the operator, are accounted for by deducting the proceeds from the optionee from the expenditures made by the Company once title has been properly registered in the optionor’s name. Until title has been registered in the optionee’s name, the Company shows the amounts received as exploration advances liability.

The province of British Columbia has a Mineral Exploration Tax Credit (“METC”), whereby a company may receive a refundable tax credit of 20% or 30% for incurring qualified mineral exploration expenditures, for determining the existence, location, extent or quality of a mineral resource in the province of British Columbia. The Company recognizes METC as a reduction of exploration expenses in the period in which the qualifying expenditures are incurred. The amount ultimately recovered may be different from the amount initially recognized.

Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete. The costs of removing overburden to access ore are capitalized as pre-production stripping costs and classified as mineral property interests.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Foreign currencies

The Company, and its subsidiaries, have determined the Canadian dollar to be their functional and reporting currency. Accordingly, monetary assets and liabilities denominated in foreign currencies are recorded in Canadian dollars, translated at the exchange rate in effect at the consolidated statement of financial position date and non-monetary assets and liabilities are translated at the exchange rates in effect at the transaction date. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in profit or loss.

Financial instruments

(i)            Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets and liabilities at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has designated them at FVTPL.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

(ii)            Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value. Unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTOCI are included in other comprehensive income or loss in the period in which they arise. On recognition, cumulative gains and losses of financial assets in other comprehensive income or loss are reclassified to profit and loss.

(iii)            Impairment of Financial Assets at Amortized Cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. Regardless of whether credit risk has increased significantly, the loss allowance for trade receivables without a significant financing component classified at amortized cost, are measured using the lifetime expected credit loss approach. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Provision for closure and reclamation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of mineral properties and equipment. The valuation of these liabilities requires the use of significant estimates (Note 2, Critical accounting estimates). Insofar as the amount of the obligation can be measured with sufficient reliability, the net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period recognized. The net present value of the rehabilitation obligation is calculated using a pre-tax discount rate that reflects the time value of money. Environmental monitoring and basic site-maintenance costs are treated as period costs, and are expensed in the period incurred.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, infrastructure or technology, discount rates and estimates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in the provision due to the passage of time is recognized as accretion expense.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital assets

Capital assets are recorded at cost less accumulated depreciation, with depreciation calculated on a declining-balance basis at an annual rate of 30% for computer equipment, 20% for office equipment and field equipment, and 100% for computer software.

Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recognized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share-based payments

The Company has a stock option plan that is described in Note 15. Share-based payments to employees are measured at the fair value of the instruments issued on the date of grant, and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received, or at the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to Reserves. Consideration received on the exercise of stock options is recorded as capital stock and the related option reserve is transferred to capital stock.

Capital stock

The Company records proceeds from share issuances, net of issue costs. Common shares issued for consideration other than cash, are valued based on their market value at the date of closing of the transaction.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method the dilutive effect on loss per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. Share splits or share consolidations, where each common share in the capital of the Company is exchanged for a certain number (or fraction) of a new share in the capital of the Company, are accounted for retroactively once they have been enacted, in order to present comparable information.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Unit offerings

Proceeds received on the issuance of units, consisting of non-flow-through common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

Flow-through shares

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Canadian income tax law permits the Company to transfer the tax deductibility of qualifying resource expenditures financed by such shares to the flow-through shareholders.

On issuance, the Company allocates the flow-through share proceeds into i) share capital, ii) warrants, if any, and iii) flow-through share premium, if any, using the residual value method. If investors pay a premium for the flow-through feature, it is recognized as a liability. Upon incurring qualifying expenditures, the Company reduces the liability and recognizes a flow-through share premium recovery. At the end of a period, the flow-through share premium liability consists of the portion of the premium on flow-through shares that corresponds to the portion of qualifying exploration expenditures that are expected to be properly incurred in the future.

Proceeds received from the issuance of flow-through shares are restricted to Canadian resource property exploration expenditures within a prescribed period. The portion of the proceeds received, but not yet expended at the year-end, is disclosed as the remaining commitment in Note 14.

The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the Lookback Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting standards

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments. This interpretation specifies that if an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, it shall determine the tax result consistently with the tax treatment used or planned to be used in its income tax filing. If it is not probable, the entity shall reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which one the entity expects to better predict the resolution of the uncertainty:

•	Most likely amount: single most likely amount in a range of possible outcomes;
•	Expected value: sum of the probability-weighted amounts in a range of possible outcomes.

The adoption of IFRIC 23 on January 1, 2019 has not had a significant impact on these consolidated financial statements.

IFRS 16 Leases

IFRS 16 establishes a comprehensive framework for recognition, measurement and classification of leases and requires lessees to recognize assets and liabilities for most leases. It has replaced International Accounting Standard (“IAS”) 17 Leases and related interpretations. As at January 1, 2019, the Company adopted all of the requirements of IFRS 16 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information and continues to be reported under IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement Contains a Lease. The reclassifications and adjustments arising from the new leasing rules are recognized on the opening statement of financial position on January 1, 2019 to the extent they arise; however, no adjustments were necessary to the Company’s opening retained earnings as a result of the adoption of this standard. With respect to the Company’s office leases, a $1.7 million right-of-use asset and a corresponding liability for the same amount was recognized as at January 1, 2019 (Notes 10 and 13).

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 7% as of January 1, 2019. The associated right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position as at December 31, 2019. The lease asset recognized is presented in Note 10. The current portion of the lease liability is split between accounts payable and accrued liabilities ($307,500 at December 31, 2019) and long term lease liability ($1,158,546 at December 31, 2019).

For short-term leases, with lease terms of less than 12-months, and leases of low value, the Company has opted to recognize the associated lease payments as an expense over the lease term.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting standards (continued)

The following is the accounting policy that has been amended as a result of adoption of IFRS 16:

Leases

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred, which is then amortized over the life of the lease on a straight-line basis. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. Payments against the lease are then offset against the lease liability. The lease liability and right-of-use asset are subsequently remeasured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

4.            RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified into one of the following three categories: FVTPL; FVTOCI; and amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	December 31, 2019	December 31, 2018
Cash and cash equivalents	Amortized cost	$13,199,477	$1,092,291
Receivables	Amortized cost	$1,080,340	$1,713,544
Marketable securities	FVTPL	$246,285	$1,425,000
Accounts payable and accrued liabilities	Amortized cost	$4,083,095	$1,373,503

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s financial instruments, represented by receivables and accounts payable and accrued liabilities approximates their carrying values due to their immediate or short-term to maturity. Marketable securities are carried at fair value using a level 1 fair value measurement.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at December 31, 2019, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s StrikePoint marketable securities (Note 9) would result in a $24,629 decrease to the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of December 31, 2019.

5.	RECEIVABLES

Receivables consist primarily of amounts due from governments in relation to refundable Mineral Exploration Tax Credits, Goods and Services Tax, and amounts owing from StrikePoint (Note 8).

	2019	2018
Mineral Exploration Tax Credits	$581,094	$864,131
Goods and Services Tax	567,980	925,920
Due from StrikePoint (Note 8)	750,000	1,271,000
Other	330,340	442,544
Total	$2,229,414	$3,503,595

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

6.	GJ MINERAL PROPERTY

On November 4, 2015, the Company acquired an option to earn a 100% interest in the GJ Property in exchange for cash consideration of $500,000 and 1,294,753 common shares valued at $1,000,000. Pursuant to the terms of a purchase agreement, the Company committed to issue shares valued at $1,500,000 prior to November 4, 2017 (issued), shares valued at $1,500,000 prior to November 4, 2020 (not issued at December 31, 2019), and a cash payment of $4,000,000 before commencement of commercial production from the GJ Property. Legal fees of $21,535 incurred in the acquisition of the GJ Property were capitalized.

The majority of claims that constitute GJ are subject to three different royalties varying from 1% to 3%. In each case the royalty may be halved by making a payment of $500,000, $1,000,000 or $2,000,000. A total of 5 mineral claims at GJ are subject to no royalty whatsoever.

On February 4, 2020, the Company announced that it had entered into a purchase and sale agreement to sell the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited (“Newcrest”) for consideration of $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Project (the “Newcrest Agreement”). A number of conditions must be satisfied by both parties to the Newcrest Agreement in order to close the transaction. Newcrest is currently completing additional due diligence on the GJ property. As of the date of these financial statements, the Newcrest Agreement has not closed, and the Company has not received the sale proceeds from Newcrest.

As a result of the Company’s plans to sell the GJ property and its active search for a buyer in 2019, the Company has classified the GJ mineral property as a held-for-sale asset, in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations. Following the change in classification of the GJ mineral property, the net carrying value of $3,026,535 (Note 8) of the mineral property and the related reclamation deposit of $56,500 (Note 7) have been reclassified from non-current assets to current assets on the consolidated statements of financial position.

7.	DEPOSITS

Deposits are amounts placed as security, either in conjunction with a lease for office space, or as deposits with governments or insurance agencies in order to help ensure that reclamation of sites is completed. Deposits relate to the following:

Deposits	Snip	GJ	Porter Idaho	Blackdome	Office	Total
December 31, 2017	$1,612,000	$216,000	$21,000	$93,500	$100,000	$2,042,500
Additions	295,000	-	-	100,000	-	395,000
Disposals	(1,862,000)	(113,000)	(21,000)	(112,959)	-	(2,108,959)
Surety collateral	931,000	56,500	-	50,000	-	1,037,500
December 31, 2018	976,000	159,500	-	130,541	100,000	1,366,041
Additions	-	-	-	10,000	-	10,000
Surety Collateral	337,500	-	-	-	-	337,500
Returned	-	(103,000)	-	-	-	(103,000)
Disposals	-	-	-	(140,541)	-	(140,541)
Held-for-sale (Note 6)	-	(56,500)	-	-	-	(56,500)
December 31, 2019	$1,313,500	$-	$-	$-	$100,000	$1,413,500

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

7.	DEPOSITS (continued)

As part of the Mines Act, the reclamation security required over the Snip property is $2,982,000. The Company is currently in discussion with the Ministry of Energy, Mines and Petroleum Resources to assess whether there may be a reduction in reclamation security as a result of building an access road, and to determine the timing of payment of the remaining unfunded portion of the reclamation security. In December of 2018, the Company replaced cash reclamation security deposits totalling $2,075,000 with a surety bond. Approximately half of the surety bond amount is held as collateral by the surety provider. In 2019, the Company added to the surety bonds to cover a total of $2,650,000 of reclamation security.

8.	EXPLORATION AND EVALUATION INTERESTS

Snip Property, British Columbia, Canada

On April 7, 2016, the Company completed the first share payment under its option to acquire a 100% interest in the Snip gold mine from Barrick Gold Inc. (“Barrick”). The optioned property consists of one mining lease, holding the former Snip gold mine, and four mineral tenures. Pursuant to the option agreement, Skeena completed a work commitment of $2 million, issued 200,000 common shares to the vendor on April 7, 2016, and a further 125,000 shares on July 19, 2017 as the final condition to complete the exercise of the option. As part of the purchase, consideration of $280,280 was allocated between the fair values of assets acquired and liabilities assumed, resulting in recognition of a liability, on acquisition, of $649,534 for closure and reclamation costs and an asset of $924,382 as exploration and evaluation interests. The closure and reclamation cost estimate is reviewed periodically, with any increase in the estimate being added to the amount shown as Exploration and Evaluation Interests asset for Snip.

Barrick has retained a 1% net smelter return royalty (“NSR”) on the property. In addition, subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may cancel the NSR and exercise its right to purchase a 51% interest in the property in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property, following which the parties would form a joint venture and Barrick would relinquish its 1% NSR. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property, the opportunity to have a representative on the Board of Directors, as well as a private placement financing.

Under the property option agreement, Skeena granted Hochschild an option to earn a 60% undivided interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option. Once exercised, Hochschild shall then have three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS (continued)

Snip Property, British Columbia, Canada (continued)

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

Concurrent with entering into the agreement with Hochschild, Skeena collected proceeds of $6,767,398 from the sale of 7,519,331 flow-through common shares of the Company at a price of $0.90 per share (Note 15). The Company received proceeds of $3,534,355 above the fair market value of the shares on the date of issuance, of which $1,188,053 was allocated to the flow-through share premium, $1,955,051 was applied to reduce previous Snip acquisition costs to $Nil, and the remaining $391,251 was recorded as a gain on option of mineral property.

Eskay Creek Property, British Columbia, Canada

On December 18, 2017, Skeena announced that it had secured an option to acquire a 100% interest in the Eskay Creek property from Barrick In order to earn the 100% interest, under the terms of the option agreement, Skeena must first incur $3,500,000 in exploration expenditures by December 18, 2020 (incurred), of which $1,500,000 must be incurred by December 18, 2019 (incurred). In addition, if Skeena chooses to exercise the option to acquire Eskay Creek, it will be required to pay $17.7 million in relation to the Eskay Creek acquisition. These funds will be first directed towards providing the government with security over the reclamation bond amount on the property, with any remaining amount being paid to Barrick as part of the purchase price.

Barrick will retain a 1.0% NSR on all parts of the property which are not already subject to royalties. In addition, Barrick will maintain a back-in right to purchase a 51% interest in the property for a 12-month period following notification by Skeena of a NI 43-101 resource on the property of at least 1,500,000 ounces of contained gold (or equivalent). Barrick may exercise this right by paying Skeena up to three times Skeena’s cumulative expense on the project, reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest, following which the parties will form a joint venture.

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property in exchange for 8,000,000 common shares valued at $6,000,000, together with an interest-free promissory note payable to Eilat Exploration Ltd. (“Eilat”) in the amount of $700,000. Of these shares, 6,400,000 common shares were issued to Eilat and 1,600,000 common shares were issued to Keewatin Consultants (2002) Inc. (“Keewatin”), a private company held by a former director. The total acquisition cost for the Spectrum Property amounted to $6,862,175.

During the year-ended December 31, 2019, the Tahltan Central Government undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing its carrying value to $Nil, determined in accordance with Level 3 of the fair value hierarchy.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS (continued)

Porter Idaho Property, British Columbia, Canada

On September 22, 2016, the Company announced that it had successfully acquired all of the issued and outstanding common shares of Mount Rainey Silver Inc. (“Mount Rainey”). Mount Rainey’s primary asset is a portfolio covering the past-producing, underground Prosperity – Porter Idaho – Silverado silver property located in the Golden Triangle of northwest British Columbia in the Skeena Mining Division.

In addition, the Company obtained the Glacier Creek Claims located in the Glacier Creek / Albany Creek area on the east side of the Bear River Valley in British Columbia, together with municipal lots located in Stewart, British Columbia. The Company determined that Mount Rainey was a group of assets that did not constitute a business, and so treated this transaction as an asset acquisition.

During the second quarter of 2018, the Company received an offer to purchase the Porter Idaho Property for a value which was lower than the property’s carrying value. The Company considered this an indicator of impairment and conducted an impairment assessment on the property. As a result of the impairment assessment, the Company recorded an impairment of the mineral property interest of $1,325,759, reducing the carrying value of the property to $2,972,499, the value of consideration receivable on the sale to StrikePoint Gold Inc. (“StrikePoint”).

On August 15, 2018, the Company sold the Porter Idaho Property to StrikePoint in exchange for 9,500,000 securities of StrikePoint (Note 8), and a series of cash payments totalling $1,500,000 over a period ending December 31, 2019 (received $750,000 at December 31, 2019, and the remainder of $750,000 paid in shares subsequent to year end), and secured by a first claim over the issued and outstanding shares of Mount Rainey. In addition, Skeena holds a 1% NSR on the Property and StrikePoint has the option to buy back 0.5% at a price of $750,000.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS (continued)

Blackdome Property, British Columbia, Canada

On September 15, 2016, the Company announced that it had successfully acquired all of the issued and outstanding common shares of Sona Resources Corporation (“Sona”). In addition to the Blackdome Property, $12 million in Canadian corporate income tax loss carry forwards were also acquired along with the Elizabeth exploration property, a mill, mobile equipment and a camp. Due to the age and condition of the related infrastructure and equipment, it was assigned zero value as part of the acquisition.

A legal dispute was launched against Sona by the vendors of the Elizabeth exploration property, alleging non-performance under the option agreements. The Supreme Court of British Columbia decided the matter in Skeena’s favour, but the vendors appealed the judgement. The BC Court of Appeal gave Sona until December 31, 2020 to produce a bankable feasibility study – the final remaining obligation to satisfy under the option agreements. As a result of the court case, which was pending at the time of acquisition by Skeena, none of the total purchase consideration of $3,428,165 was allocated to the Elizabeth exploration property.

On November 15, 2019, the Company sold all of the issued and outstanding common shares of Sona and No. 75 Corporate Ventures Ltd. to Tempus Resources Limited (“Tempus”) in exchange for $500,000 in cash. Because the Company accepted an offer to purchase Sona and No. 75 for a value which was lower than the carrying value of the related net assets, the Company considered this an indicator of impairment and conducted an impairment assessment prior to the transaction closing. As a result of the impairment assessment, the Company recorded an impairment of the Blackdome mineral property interest of $3,283,144, determined in accordance with Level 3 of the fair value hierarchy. As a result of the sale, Skeena disposed of the net assets of the subsidiaries, including $2,327,721 in exploration and evaluation assets, and $1,581,934 in provision for closure and reclamation liability (see Note 14).

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation assets

	Blackdome	Porter Idaho	GJ	Spectrum	Eskay	Snip	Total
Total at Dec. 31, 2017	$4,666,833	$4,298,258	$3,026,535	$7,362,175	$250,000	$924,382	$20,528,183
Impairment	-	(1,325,759)	-	-	-	-	(1,325,759)
Adjust closure liability	1,104,142		-	-	-	1,030,669	2,134,811
Sale or option	-	(2,972,499)	-	-	-	(1,955,051)	(4,927,550)
Deposit recovery	(100,000)	-	-	-	-	-	(100,000)
Total at Dec. 31, 2018	$5,670,975	$-	$3,026,535	$7,362,175	$250,000	$-	$16,309,685
Recovery	(50,000)	-	-	-	-	-	(50,000)
Impairment	(3,283,144)	-	-	(7,362,175)	-	-	(10,645,319)
Adjust closure liability	(25,110)	-	-	-	-	1,586,759	1,561,649
Sale	(2,327,721)	-	-	-	-	-	(2,327,721)
Land costs	15,000	-	-	-	-	-	15,000
Held-for-sale (Note 6)	-	-	(3,026,535)	-	-	-	(3,026,535)
Total at Dec. 31, 2019	$-	$-	$-	$-	$250,000	$1,586,759	$1,836,759

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

2019	Blackdome	Porter Idaho	GJ	Spectrum	Eskay	Snip	Total
Claim renewals and permits	232,376	-	4,418	-	165,085	113,346	515,225
Fieldwork, camp support and local office	15,816	-	275	823	2,682,600	301,889	3,001,403
Assays and analysis/storage	-	-	1,107	211	498,603	132,435	632,356
Community relations	162	-	2,736	8,882	30,168	66,028	107,976
Drilling	-	-	-	-	2,606,191	306,714	2,912,905
Environmental studies	44,479	-	-	-	93,058	60,448	197,985
Geology, geophysics, and geochemical	-	-	4,312	288	2,705,482	569,914	3,279,996
Fuel	-	-	-	-	166,467	79,470	245,937
Helicopter	9,610	-	-	-	510,518	217,352	737,480
Metallurgy	-	-	-	-	389,742	-	389,742
Share based payments	-	-	-	-	526,216	210,848	737,064
Total, for the year ended December 31, 2019	302,443	-	12,848	10,204	10,374,130	2,058,444	12,758,069

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

2018	Blackdome	Porter Idaho	GJ	Spectrum	Eskay	Snip	Total
Claim renewals and permits	$177,898	$22,931	$26	$-	$143,459	$239,834	$584,148
Fieldwork, camp support and local office	11,594	236	7,437	1,217	594,555	1,970,966	2,586,005
Assays and analysis/storage	41,264	-	-	2,366	337,810	381,716	763,156
Community relations	-	-	29,750	34,875	18,597	78,302	161,524
Drilling	-	-	-	-	1,268,436	1,214,727	2,483,163
Environmental studies	1,625	-	-	19,690	44,527	11,342	77,184
Geology, geophysics, and geochemical	153,811	15,927	49,387	34,883	492,833	1,713,454	2,460,295
Fuel	-	-	-	-	137,045	209,904	346,949
Helicopter	5,371	-	-	-	769,698	602,544	1,377,613
Electrical	-	-	-	-	2,160	147,962	150,122
Metallurgy	-	-	-	-	22,037	-	22,037
Share based payments	-	-	-	-	-	476,000	476,000
Total, for the year ended December 31, 2018	$391,563	$39,094	$86,600	$93,031	$3,831,157	$7,046,751	$11,488,196

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

9.	MARKETABLE SECURITIES

On August 15, 2018, the Company sold Mount Rainey to StrikePoint in exchange for 9,500,000 securities of StrikePoint (the “StrikePoint Securities”), and a series of cash payments totalling $1,500,000 (Note 8). The StrikePoint Securities consisted of 7,100,000 common shares in the capital of StrikePoint, and 2,400,000 special warrants, convertible to common shares in the capital of StrikePoint for no additional consideration, provided that the conversion will not result in Skeena becoming an insider of StrikePoint. The StrikePoint special warrants received are were valued on par with StrikePoint common shares given that they are convertible to common shares for a $Nil exercise price.

On August 15, 2018 the fair value of the StrikePoint Securities received was $1,472,500. During the year ended December 31, 2019, the Company sold 4,027,000 (December 31, 2018 - Nil) StrikePoint Securities for gross proceeds of $453,400 (December 31, 2018 - $Nil) and realized a loss on marketable securities of $170,785 (2018 - $Nil). Subsequent to selling these StrikePoint Securities, the Company was able to exercise the special warrants without becoming an insider of StrikePoint, resulting in an additional 2,400,000 common shares in the capital of StrikePoint being issued to the Company. During the year ended December 31, 2019, the Company recorded an unrealized loss of $554,530 (2018 - $47,500) due to a decrease in StrikePoint’s share price.

10.	CAPITAL ASSETS

	Computer	Computer	Field	Office	Right-of-use
Cost	Software	Equipment	Equipment	Equipment	Asset	Total
Balance, December 31, 2017	$47,364	$27,039	$642,143	$95,616	$-	$812,162
Additions	10,488	55,883	70,952	-	-	137,323
Balance, December 31, 2018	57,852	82,922	713,095	95,616	-	949,485
Additions	5,182	10,899	-	1,001	1,657,518	1,674,600
Balance, December 31, 2019	$63,034	$93,821	$713,095	$96,617	$1,657,518	$2,624,085
Accumulated Amortization
Balance, December 31, 2017	$35,173	$12,133	$56,284	$35,766	$-	$139,356
Amortization	18,807	17,081	128,245	11,970	-	176,103
Balance, December 31, 2018	53,980	29,214	184,529	47,736	-	315,459
Amortization	7,703	17,795	104,529	9,710	236,788	376,525
Balance, December 31, 2019	$61,683	$47,009	$289,058	$57,446	$236,788	$691,984
Carrying Value
Balance, December 31, 2018	$3,872	$53,708	$528,566	$47,880	$-	$634,026
Balance, December 31, 2019	$1,351	$46,812	$424,037	$39,171	$1,420,730	$1,932,101

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

11.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2019 and 2018 is as follows:

	2019	2018
Short-term benefits[1]	$827,340	$1,146,604
Share-based payments	$1,648,982	$1,352,477

1 Short-term benefits consist exclusively of salaries, bonuses, health benefits, if applicable, and consulting fees for key management personnel.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the years ended December 31, 2019 and 2018.

Recoveries

During the year ended December 31, 2019, the Company recovered $138,508 (2018 - $71,240) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties, classified as office and administration at a price agreed to between the related parties.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at December 31, 2019 is $479,083 (2018 - $317,632) due to employees and companies with common directors or officers, in relation to key management compensation noted above.

Receivables

Included in receivables at December 31, 2019 is $46,428 (2018 - $21,341) due from companies with common directors or officers, in relation to office rent and other recoveries.

12.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance at December 31, 2017	$805,551
Creation of flow-through share premium liability on issuance of flow-through shares	1,610,411
Settlement of flow-through share premium liability pursuant to qualified expenditures	(1,052,467)
Balance at December 31, 2018	$1,363,495
Creation of flow-through share premium liability on issuance of flow-through shares	4,489,662
Settlement of flow-through share premium liability pursuant to qualified expenditures	(1,861,893)
Balance at December 31, 2019	$3,991,264

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

12.	FLOW-THROUGH SHARE PREMIUM LIABILITY (Continued)

Issued in 2017: As a result of the issuances of flow-through shares in 2017, the Company had a commitment to incur $8,617,999 in qualifying CEE on or before December 31, 2018. As of December 31, 2017, the remaining commitment was $3,292,972, which was satisfied in 2018.

Issued in 2018: As a result of the issuances of flow-through shares in 2018, the Company had a commitment to incur $9,723,898 in qualifying CEE on or before December 31, 2019. As of December 31, 2018, the remaining commitment was $6,834,575, which was satisfied in 2019.

Issued in 2019: As a result of the issuances of flow-through shares in 2019, the Company has a commitment to incur $17,537,346 in qualifying CEE on or before December 31, 2020. As of December 31, 2019, the remaining commitment was $16,313,512.

13.	OFFICE LEASE LIABILITY

On January 1, 2019, the Company recognized a lease liability on its office lease, resulting from the adoption of the new accounting standard IFRS 16 (Note 3).

Balance at December 31, 2017 and 2018	$-
Office Lease Liability recognized on adoption of IFRS 16	1,657,518
Office Lease payments	(307,500)
Accretion	116,028
Balance at December 31, 2019	$1,466,046

Current lease liability	$307,500
Long-term lease liability	1,158,546
Total office lease liability at December 31, 2019	$1,466,046

Office lease payments due within:
1 year	$307,500
1 - 3 Years	636,200
4 - 5 Years	636,200
After 5 years	$318,600

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

14.	PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Blackdome	Snip	Total
Balance at December 31, 2017	$442,154	$649,244	$1,091,398
Revision of estimate	1,104,142	1,030,669	2,134,811
Accretion	10,529	14,283	24,812
Balance at December 31, 2018	$1,556,825	$1,694,196	$3,251,021
Revision of estimate	-	1,567,714	1,567,714
Accretion	25,109	19,045	44,154
Sale of subsidiary (Note 8)	(1,581,934)	-	(1,581,934)
Balance at December 31, 2019	$-	$3,280,955	$3,280,955

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligation. Inputs include anticipated costs of required remediation work and mandated safety inspections as well as the pre-tax discount rate used (2019 – 1.67%, 2018 – 2.15%). These inputs are all subject to uncertainty.

At its active above-ground exploration sites, the Company fulfils its drill-site restoration obligations on an on-going basis when a drill site is no longer required, and accordingly no liability has been accrued-for in relation to the Company’s other properties.

15.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements

On March 29, 2018, the Company raised total gross proceeds of $8,462,664. The Company issued 9,176,940 units at a price of $0.60 per unit for gross non-flow-through proceeds of $5,506,164, and 4,223,571 flow-through shares at a price of $0.70 per flow-through share for gross flow-through proceeds of $2,956,500. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.90 until March 29, 2020. In connection with the financing, the Company issued 750,179 broker warrants, exercisable at $0.70 until March 29, 2019. The Company incurred share issuance costs of $677,609 in association with the financing.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property (Note 8), as well as a private placement financing. Concurrent with entering into the agreement with Hochschild, Skeena collected gross proceeds of $6,767,398 from the sale of 7,519,331 flow-through common shares of the Company at a price of $0.90 per share. The Company incurred share issuance costs of $252,942 in association with the Hochschild financing.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

15.	CAPITAL STOCK AND RESERVES (continued)

On April 10, 2019, the Company raised gross proceeds of $2,000,000 through a private placement financing, issuing 5,194,805 common shares at a price of $0.385. Cash finder’s fees of $65,975 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On July 31, 2019, the Company raised gross proceeds of $5,032,070 through a private placement financing, issuing 9,077,208 common shares at a price of $0.385 and 3,169,784 flow through shares at a price of $0.485. Cash finder’s fees of $81,736 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On December 16, 2019, the Company raised gross proceeds of $16,000,000 through a private placement financing, issuing 19,512,196 flow through shares at a price of $0.820. Cash finder’s fees of $719,316 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

Additional shares were issued subsequent to year-end (Note 21).

Stock options and warrants

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option equals the market price of the Company’s stock on the date of grant. The options can be granted for a maximum term of five years and vest at the discretion of the Board of Directors.

Share-based payments

On January 15, 2018, the Company granted 2,250,000 stock options to directors, officers, employees and consultants, exercisable at $0.77 per option until January 15, 2023. The options vested immediately, were valued using the Black- Scholes option pricing model and had a fair value of $1,642,000.

On April 15, 2019, the Company granted 3,815,000 stock options to directors, officers, employees and consultants, exercisable at $0.41 per option until April 15, 2024. The options vested immediately, were valued using the Black- Scholes option pricing model and had a fair value of $1,209,800.

On August 7, 2019, the Company granted 4,200,000 incentive stock options to directors, officers, employees and consultants, exercisable at $0.45 per share until August 7, 2024. The options vested immediately, were valued using the Black-Scholes option pricing model and had a fair value of $1,295,290.

Additional options were granted subsequent to year end (Note 21).

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

15.	CAPITAL STOCK AND RESERVES (continued)

Stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

Risk-free interest rate	2019	2018
Expected life	5.0 yrs	5.0 yrs
Annualized volatility	105%	171%
Dividend rate	0.00%	0.00%
Forfeiture rate	0.00%	0.00%
Fair value of a share at grant date	$0.41	$0.77
Risk-free interest rate	1.40%	1.99%

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants			Stock Options
		Weighted			Weighted
		Average			Average
	Number	Exercise Price		Number	Exercise Price
Outstanding, December 31, 2017	16,350,859	$1.13	*	5,235,444	$1.25
Expired	(411,019)	$1.00		-	-
Cancelled	-	-		(69,000)	$0.82
Issued/granted	5,338,649	$0.87		2,250,000	$0.77
Outstanding, December 31, 2018	21,278,489	$1.12		7,416,444	$1.11
Expired	(11,315,980)	$1.27		(400,000)	$1.00
Cancelled	-	-		(4,436,444)	$1.16
Issued/granted	-	-		8,015,000	$0.43
Number outstanding, December 31, 2019	9,962,509	$0.95		10,595,000	$0.58

*The three-year warrants expiring June 29 to July 22, 2019 increased their exercise price by $0.20 each anniversary.

The weighted average remaining contractual life of the stock options is 3.85 (2018 – 2.70) years.

The weighted average remaining contractual life of the warrants is 0.36 (2018 – 0.96) years.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

15.	CAPITAL STOCK AND RESERVES (continued)

As at December 31, 2019, incentive stock options and share purchase warrants were outstanding as follows:

		Exercise
	Number	Price	Expiry Date
Options	700,000	$1.00	June 23, 2021
	380,000	$1.50	July 25, 2021
	405,000	$1.00	January 31, 2022
	1,602,000	$0.77	January 15, 2023
	3,665,000	$0.41	April 15, 2024
	3,843,000	$0.45	August 7, 2024
	10,595,000	$0.58

Warrants	4,588,470	$0.90	Mar 29, 2020
	5,374,039	$1.00	June 13, 2020
	9,962,509	$0.95

Additional options were granted and forfeited or cancelled subsequent to year end (Note 21).

As at December 31, 2018, incentive stock options and share purchase warrants were outstanding as follows:

		Exercise
	Number	Price	Expiry Date
Options	1,360,000	$1.00	November 6, 2019
	60,000	$1.00	January 29, 2020
	1,950,000	$1.00	June 23, 2021
	980,000	$1.50	July 25, 2021
	792,500	$1.00	January 31, 2022
	77,944	$11.74	Various – approx. 2.6 years left at Dec 31, 2018.
	2,196,000	$0.77	January 15, 2023
	7,416,444	$1.11

Warrants	5,399,134	$1.60	June 29 to July 22, 2019
	750,179	$0.70	Mar 29, 2019
	1,000,000	$1.00	September 15, 2019
	4,588,470	$0.90	Mar 29, 2020
	5,374,039	$1.00	June 13, 2020
	4,166,667	$1.00	October 6 to 16, 2019
	21,278,489	$1.10

*The three-year warrants expiring June 29 to July 22, 2019 increased their exercise price by $0.20 each anniversary.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

16.	CAPITAL RISK MANAGEMENT

The Company manages its common shares, options and warrants as capital. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares (See Note 1, Going Concern). When managing the capital structure, the Company’s competing objectives are: to safeguard its ability to continue as a going concern in order to actively pursue the exploration and development of its projects; and to minimise the number of shares issued. The Company has not established any quantitative capital management criteria as the competing objectives require subjective analysis.

The Company is not subject to any externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and stage of the Company, is reasonable. There has been no change to the Company’s capital risk management approach for the year ended December 31, 2019.

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions and other supplemental disclosures:	2019	2018
Marketable securities received on sale of Mt. Rainey	$-	$(1,472,500)
Broker warrants issued on private placement	$-	$138,576

18.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2018 - 27.00%) to income before income taxes. The reasons for the differences are as follows:

	2019	2018
Loss for the year	$(27,082,863)	$(15,520,022)
Statutory income tax rate	27.00%	27.00%
Expected income tax benefit	(7,312,373)	(4,190,406)
Items not deductible for income tax purposes	2,289,086	607,815
Non-taxable items	(502,711)	(284,166)
Flow through share issuances	2,376,412	1,790,833
Unrecognized benefit of deferred tax assets	3,149,586	2,075,924
Income tax expense	$-	$-

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

18.	INCOME TAXES (continued)

The Company recognizes a deferred tax asset on unused tax losses or other deductible amounts only when the Company expects to have future taxable profit against which the amounts could be utilised. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2019	2018
Equipment	$355,134	$336,847
Share issuance costs	1,811,526	1,803,087
Net Capital losses	1,611,246	783,759
Provision for closure and reclamation	3,280,955	1,285,397
Non-capital losses carried forward	22,473,955	28,226,677
Exploration and evaluation	15,756,936	8,882,050
Unrecognized deductible temporary differences	$45,289,750	$41,317,817

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

Canada
2026	$217,000
2027	435,000
2028	337,000
2029	286,000
2030	373,000
2031	301,000
2032	129,000
2033	101,000
2034	628,000
2035	2,104,000
2036	3,337,000
2037	3,932,000
2038	3,859,000
2039	6,435,000
$22,474,000

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

19.	CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. Notably, no further steps have been taken by the litigant since bringing the claims. In the opinion of management, the outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the consolidated financial statements of the Company.

The Company has previously had operations in other countries, and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

20.	COMMITMENTS

The Company entered into lease agreements for office premises that commenced January 1, 2016 and June 1, 2016 and expire December 31, 2025. The total lease payment pursuant to the original agreement at the time of signing was $2,919,154 (including estimated operating expenses of $1,064,241). There are flexible arrangements with other companies that share rent and office expenses on a cost-recovery basis which will reduce the Company’s share of this amount.

Please refer also to Note 12 for a discussion of commitments related to the issuance of flow-through shares, and to Note 8 for a discussion of commitments related to exploration and evaluation assets.

21.	SUBSEQUENT EVENTS

On January 17, 2020, the Company approved the reservation of 192,308 common shares in the capital of the Company in order to satisfy the payment of incentive compensation declared by the Board of Directors as payable to certain officers and employees of the Company (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022.

On January 17, 2020, the Company granted 2,940,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on January 17, 2025. All of the options vest over a 24-month period with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $1.04.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

21.	SUBSEQUENT EVENTS (continued)

In February 2020, the Company announced that it had entered into a purchase and sale agreement to sell the Company’s 100% interest in the GJ Copper-Gold Property to Newcrest Red Chris Mining Limited (“Newcrest”) for consideration of $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Project. A number of conditions must be satisfied by both parties to the agreement in order to close the transaction. Newcrest is currently completing additional due diligence on the project. See Note 6.

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share.

On April 15, 2020, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised upon the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 and 11,027,424 national flow-through shares at a price of $1.05.

Subsequent to December 31, 2019, 908,280 stock options were exercised for gross proceeds to the Company of $380,846.

Subsequent to December 31, 2019, 460,833 warrants were exercised at $0.90 for gross proceeds to the Company of $414,750. An additional 4,127,637 warrants exercisable at $0.90 expired unexercised on March 29, 2020.

Since December 31, 2019, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, including Canada, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. To date the Company’s operations have not been materially affected by these events, therefore the Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended December 31, 2019 have not been adjusted to reflect their impact. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact, if any, on the financial position and results of the Company for future periods.